FILE No. 82-2418
Rule 12g3-2 (b)

WPN RESOURCES LTD.
TSX-V Symbol: WPR
Corporate Office: #1500 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
Tel : 1-604-669-2099
Fax: 1-604-943-3716

Date: August 12, 2003 **NEWS RELEASE**

WPN ANNOUNCES CLOSING OF PRIVATE PLACEMENT

The Company reported today that it had received final TSX Venture Exchange approval and had closed a private placement of a convertible promissory note aggregating $200,000 U.S. ($280,000Cdn.). The note bears interest at a rate of 10% per annum and is payable 24 months from the date of issuance (July 1, 2005). The amount due under the note may be converted into units of the Company on the basis of one unit for each $0.13 of principal outstanding on the date of conversion. Each unit consists of one common share in the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.13 for a period of two years. The note and the units into which the note may be converted and any shares on conversion of the warrants forming part of the unit are subject to a hold period expiring December 1, 2003. The proceeds of the note will be applied to ongoing expenses related to the Company's Italian oil concessions and for working capital.

WPN RESOURCES LTD.


03029274

Per **"Glenn Whiddon"**
GLENN R. WHIDDON, CEO

The TSX Venture Exchange neither approves nor disapproves of the information contained herein.

For further information please contact:

WPN Office:
Suite 1500, 885 West Georgia St.
Vancouver, V6C 3E8
Canada
Tel.: 604-669-2099
Fax: 604-943-3716